UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan (“Plan”) as of December 31, 2025 and 2024, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2025 and Schedule of Delinquent Contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan's auditor since 2006.

Cleveland, Ohio
June 29, 2026

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	December 31
	2025	2024
ASSETS
Investments, at fair value:	$740,865,520	$719,345,268

Receivables:
Employer contributions	3,775,101	4,624,471
Notes receivable from participants	8,924,548	8,906,115
Pending sale receivable	—	37,544
Total Receivables	12,699,649	13,568,130
TOTAL ASSETS	753,565,169	732,913,398

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$753,565,169	$732,913,398

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	Year Ended December 31
	2025	2024
Additions to Net Assets Attributed to:
Contributions:
Employer	$11,136,833	$11,897,246
Employee	26,491,552	26,753,912
Rollover	4,648,468	2,846,392
Total Contributions	42,276,853	41,497,550

Interest income - notes receivable from participants	727,425	663,255

Investment Income:
Interest and dividend income	23,148,587	21,746,816
Net unrealized/realized appreciation	75,094,317	34,827,431
Net Investment Income	98,242,904	56,574,247

Deductions from Net Assets Attributed to:
Benefits paid to participants	120,652,145	156,894,079
Expenses	173,039	316,486
Total Deductions	120,825,184	157,210,565

Net Increase (Decrease) Before Transfers	20,421,998	(58,475,513)

Transfer from Another Plan:
Arag Precision Technology Inc. 401(k) Plan	229,773	—
Nordson Hourly-Related Employees’ Savings Trust Plan	—	16,189
Cyber Optics Corporation Retirement Savings Plan	—	30,015,421
Total Transfers	229,773	30,031,610

Net Increase (Decrease)	20,651,771	(28,443,903)

Net Assets Available for Benefits:
Beginning of the Year	732,913,398	761,357,301
End of the Year	$753,565,169	$732,913,398

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan
The following description of the Nordson Employees' Savings Trust Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General:
The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part- time, domestic employees of Nordson Corporation ("Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Plan was restated effective January 1, 2023 to incorporate all prior amendments and to state the terms of the related trust in a separate agreement.
Effective December 21, 2020, the assets of the Nordson Corporation Non-Union Employees Stock Ownership Plan (NUESOP) were merged into the Plan. The assets of the NUESOP became a fund within the Plan. Participants can diversify the assets within the NUESOP fund into any other funds within the Plan at any time. Only employees who were participants in the NUESOP on July 1, 2013 and whose participation has not otherwise terminated continue to be eligible for the NUESOP fund.
As of June 10, 2024, the Plan transitioned to a new recordkeeper and Trustee (Fidelity). The investment options available in the 401(k) Plan did not change as part of the transition. Participant investments as of market close on June 7, 2024, transferred to the same investments at Fidelity (called a reregistration, or in-kind transfer) and remained invested in the market during the transition.
Effective July 9, 2024 eligible employees of Cyber Optics Corporation became participants in the Plan and the assets of CyberOptics Corporation Retirement Savings Plan were merged into the Plan on the same day. Effective January 1, 2025 eligible employees of Arag Precision Technology Inc. became participants in the Plan and the assets of the Arag Precision Technology Inc. 401(K) Savings Plan were merged into the Plan on the same day.

Eligibility:
All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan beginning with the first payroll period after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage.
Unless otherwise elected, new employees are auto-enrolled into the Plan after 30 days of employment with pre-tax contributions in an amount equal to a percentage determined by the Nordson Retirement Committee, currently 6% of their compensation.
Participant pre-tax contributions automatically increase by 1% each year until a contribution rate equal to a percentage determined by the Nordson Retirement Committee is reached, currently 10%.
The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Contributions, continued:
Employer Contributions - The Company makes matching contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. Effective July 1, 2021, the Company also makes an additional 3% nonelective employer contribution on an annual basis for employees hired or rehired on or after July 1, 2021 and actively employed through December 31 of each year. Effective March 1, 2022, the Company began making an additional 3% nonelective employer contribution on an annual basis for employees who opted out of the Nordson Salaried Employees Pension Plan and are actively employed through December 31 of each year.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented. Each year, the Company may also make discretionary contributions to the NUESOP portion of the plan. For 2025 and 2024, there were no NUESOP contributions.
Contributions from Plan participants and from the Employer are recorded in the year in which the employee contributions are withheld from compensation or paid by the Employer.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund.
c)Prior to 2025, annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all active participants on the allocation date.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant's employment was terminated or upon the participant requesting a distribution. Prior to 2025, forfeitures due to termination from the Plan before a participant is 100% vested were allocated to remaining participants. Forfeitures allocated in 2024 were $564,672. Forfeitures available to be allocated at December 31, 2024 were $810,904.

Effective January 1, 2025, forfeitures are no longer reallocated back to remaining participants. Available forfeitures are used to offset employer contributions and plan expenses. No forfeitures were used in 2025. Forfeitures available at December 31, 2025 were $1,496,284.

Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Notes Receivable from Participants, continued:
Effective March 1, 2022 a participant is permitted to take out two loans, which may include either: Two General Purpose Loans, or One General Purpose Loan and One Residential Loan. A Residential Loan is a loan taken for the purpose of purchasing a primary residence. Participants with two outstanding General Purpose Loans as of the March 1, 2022 effective date will not be permitted to take an additional loan until one of the General Purpose Loans is repaid.
The notes receivable are secured by the balance in the participant's account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee's contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer's matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.
Benefit payments to participants are recorded upon distribution.
Investment Options:
Participants can direct their contributions in 1% increments in any of the investment funds offered by the Plan.
Company match contributions made on behalf of participants are invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value. Common/collective funds are valued using the net asset value provided by the administrator of the fund, less liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS
2    Summary of Significant Accounting Policies, Continued
Investment Valuation, continued:
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. Delinquent participant loans are deemed distributions based on the terms of the Plan document.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2025 or 2024.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.
Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.
Investment Contract: This is an investment in a group annuity contract with Mass Mutual, which guarantees a fixed interest rate each year. The asset is valued at the fair value, as reported by Mass Mutual. This contract does not hold any specific assets. This investment is classified within Level 3 of the hierarchy.
Annuity: This annuity is invested with National Western Life. The asset is valued at contract value, as reported by National Western Life. This investment is classified within Level 3 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$18,723,310	$—	$—	$18,723,310
Mutual Funds	168,026,126	—	—	168,026,126
Investment Contract	—	—	37,342,657	37,342,657
Annuity	—	—	56,003	56,003
Nordson Corporation Common Stock	88,324,154	—	—	88,324,154
Total Investments in the Fair Value Hierarchy	$275,073,590	$—	$37,398,660	312,472,250
Investments measured at Net Asset Value:
Common/Collective Funds				428,393,270
Total Investments at Fair Value				$740,865,520
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$17,638,673	$—	$—	$17,638,673
Mutual Funds	171,321,148	—	—	171,321,148
Investment Contract	—	—	44,652,844	44,652,844
Annuity	—	—	82,055	82,055
Nordson Corporation Common Stock	102,308,860	—	—	102,308,860
Total Investments in the Fair Value Hierarchy	$291,268,681	$—	$44,734,899	336,003,580
Investments measured at Net Asset Value:
Common/Collective Funds				383,341,688
Total Investments at Fair Value				$719,345,268
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2025:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$44,652,844	$82,055	$44,734,899
Investment income	1,157,080	2,448	1,159,528
Purchases/share purchases	5,344,748	—	5,344,748
Sales/share redemptions	(13,812,015)	(28,500)	(13,840,515)
Balance - End of the Year	$37,342,657	$56,003	$37,398,660

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2024:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$58,725,459	$79,182	$58,804,641
Investment income	1,499,784	2,873	1,502,657
Purchases/share purchases	6,005,066		6,005,066
Sales/share redemption	(21,577,465)	—	(21,577,465)
Balance - End of the Year	$44,652,844	$82,055	$44,734,899

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2025 and December 31, 2024:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$37,342,657	Amounts	Guaranteed	3.0%	N/A
contract	(2025);	invested, less	interest rates	for 2025
	$44,652,844	withdrawals,		and 2024
	(2024)	plus interest at
guaranteed rate
Annuity	$56,003	Amounts	Guaranteed	Two tiers, one	N/A
	(2025);	invested, less	interest rates	at 4.0% and
	$82,055	withdrawals,		one at 6.0%
	(2024)	plus interest at		(2025 & 2024)
guaranteed rate
5    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services ("John Hancock") and Fidelity Investments ("Fidelity") provided certain administrative services to the Plan pursuant to service agreements between the Company and John Hancock and Fidelity. The agreement with John Hancock included January 2024 through the transition to Fidelity in June 2024. The agreement with Fidelity included the time period beginning in June through the end of calendar year 2024.
Plan expenses are charged directly to participants. Fees are charged monthly.
On a quarterly basis, participants will receive an administrative credit to the investment fund that incurred the charge. The credits will vary by participant based upon the investments in the participant’s account. John Hancock and Fidelity received revenues from certain mutual fund companies or other investment providers pursuant to service agreements that they maintain in connection with services provided to the Plan. The revenue generated will be used for the payment of ERISA-qualified Plan administrative expenses, as determined by the Plan Administrator. To the extent the revenue received into the Plan exceeds the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year.
The Plan also has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS
6    Prohibited Transactions
During the Plan year ended December 31, 2024, employee withholdings in the amount of $12,163 were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.

7    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements. Effective January 1, 2026 eligible employees of Atrion Corporation became participants in the Plan and the assets of the Atrion Corporation 401(K) Savings Plan were merged into the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Allspring Government Money Market Fund (Class Inst)	17,510,397	Shares, Money Market Fund	$17,510,397
*	Fidelity Investments Money Market Government Portfolio	1,212,913	Shares, Money Market Fund	1,212,913
	Loomis Sayles Core Plus Fixed Income Class F	1,197,433	Shares, Collective Fund	21,841,183
	NYLI Winslow Large Cap Growth Class I	7,884,980	Shares, Mutual Fund	90,283,017
	Mass Mutual	3.00%	Group Annuity Contract #30237401	37,342,657
	MFS International Equity Fund (Class 3A)	562,704	Shares, Collective Fund	12,835,270
	MFS International New Discovery Fund (Class R4)	440,482	Shares, Mutual Fund	14,201,147
	National Western Annuities	56,003	Shares, Group Annuity Contract	56,003
*	Nordson Corporation Common Stock	367,359	Shares, Common Stock	88,324,154
	Northern Trust Aggregate Bond Index Fund Non-Lending (Tier III)	43,315	Shares, Collective Fund	5,819,435
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending	15,004	Shares, Collective Fund	4,133,735
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier III	60,795	Shares, Collective Fund	25,062,238
	Northern Trust S&P 500 Index Fund Non-Lending	170,767	Shares, Collective Fund	118,080,100
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	725,463	Shares, Collective Fund	12,718,084
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	1,037,167	Shares, Collective Fund	22,707,729
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	1,460,740	Shares, Collective Fund	34,777,293
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	1,328,876	Shares, Collective Fund	33,338,829
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	1,100,383	Shares, Collective Fund	28,793,730
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	862,924	Shares, Collective Fund	23,440,477
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	724,757	Shares, Collective Fund	20,117,075
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	776,253	Shares, Collective Fund	21,661,330
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	313,425	Shares, Collective Fund	8,212,977
	State Street Target Retirement 2065 Non-Lending Series Fund (Class M)	256,083	Shares, Collective Fund	4,657,123
	T. Rowe Price Institutional Large Cap Value Fund	794,211	Shares, Mutual Fund	18,187,435
	Vanguard Balanced Index Fund (Admiral)	875,401	Shares, Mutual Fund	45,354,527
	Wellington SMID Cap Research Equity Portfolio (Series 1)	1,270,903	Shares, Collective Fund	30,196,662
				740,865,520
*	Participant loans	Participant loans (interest ranging from 3.25% to 10.5%)		8,924,548
				$749,790,068
*    Party-in-interest to the Plan.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002

December 31, 2024

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$12,163		$12,163

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 29, 2026
		By	/s/ Joseph Rutledge
Joseph Rutledge
Chief Accounting Officer
Nordson Corporation